UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. _9_)*

ADAMS NATURAL RESOURCES FUND, INC

(Name of Issuer)

Common Shares

(Title of Class of Securities)

00548F105

(CUSIP Number)

Fredrick DiSanto
C/O Ancora Advisors, LLC
6060 Parkland Boulevard, Suite 200
Cleveland, Ohio 44124
(216) 825-4000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

7/10/2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ancora Advisors, LLC 33-1099773
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO, AF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Nevada, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 3,870,347
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 3,870,347
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,870,347
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.00%
14.	TYPE OF REPORTING PERSON (see instructions) OO, AF

13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Bulldog Investors, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ¨
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,246*
	8.	SHARED VOTING POWER 483,033
	9.	SOLE DISPOSITIVE POWER 31,246*
	10.	SHARED DISPOSITIVE POWER 483,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,279*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%
14.	TYPE OF REPORTING PERSON (see instructions) IA
*Includes 31,246 shares owned directly by Phillip Goldstein.
13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Phillip Goldstein
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,246*
	8.	SHARED VOTING POWER 483,033
	9.	SOLE DISPOSITIVE POWER 31,246*
	10.	SHARED DISPOSITIVE POWER 483,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,279*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%
14.	TYPE OF REPORTING PERSON (see instructions) IN
*Includes 31,246 shares owned directly by Phillip Goldstein.
13D

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Andrew Dakos
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 31,246*
	8.	SHARED VOTING POWER 483,033
	9.	SOLE DISPOSITIVE POWER 31,246*
	10.	SHARED DISPOSITIVE POWER 483,033

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 514,279*
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.73%
14.	TYPE OF REPORTING PERSON (see instructions) IN
*Includes 31,246 shares owned directly by Phillip Goldstein.
13D

Item 1.  Security and Issuer.

This statement relates to the shares of the (PEO) ADAMS NATURAL RESOURCES FUND, INC. The address of the issuer is Adams Natural Resources Fund, Inc. 500 East Pratt Street, Suite 1300, Baltimore, Maryland 21202.

Item 2.  Identity and Background.

Ancora Holdings Inc. is the parent company of three investment advisors registered with the SEC under the Investment Advisors Act, as amended: Ancora Advisors LLC, Ancora Family Wealth Advisors, & Ancora Retirement Plan Advisors (collectively, the "Ancora RIAs"). This statement is filed by Ancora Advisors, LLC and includes, if applicable, Shares that may be deemed to be beneficially owned by the other Ancora RIAs. Ancora Advisors, LLC is the investment advisor to the Ancora Trust, which includes the Ancora Income Fund, Ancora Dividend Value Equity Fund, Ancora/Thelen Small-Mid Cap Fund, and Ancora MicroCap Fund (Ancora Family of Mutual Funds), which are registered with the SEC as investment companies under the Investment Company Act, as amended. The address of the principal office of Ancora Advisors, LLC is 6060 Parkland Boulevard, Suite 200, Cleveland, Ohio 44124.

Ancora Advisors, LLC has the power to dispose of the shares owned by the investment clients for which it acts as advisor, including Ancora’s private Funds, Merlin Partners, AAMAF LP, Ancora Catalyst LP, their related SPV, series and managed accounts, as well as the Ancora Family of Mutual Funds. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Other than as disclosed immediately below, during the last five years the Reporting Person has not been convicted in a criminal proceeding, nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. On December 18, 2018, Ancora Advisors LLC entered into a settlement with the SEC regarding the violation of Section 206(4) under the Investment Advisers Act of 1940 ("Advisers Act") and Rule 206(4)-5 thereunder, due to the contributing of more than the allowable $350 contribution to certain political campaigns. Ancora consented to the Order and paid a penalty in the amount of $100,000.

Bulldog Investors, LLC ("Bulldog Investors") is a Delaware limited liability company registered as an investment adviser with the SEC. Andrew Dakos and Phillip Goldstein are members of Bulldog Investors. The address of the principal office of Bulldog Investors and its members is Park 80 West - Plaza Two, 250 Pehle Ave., Suite 708, Saddle Brook, NJ 07663. Each of Messrs. Dakos and Goldstein is a citizen of the United States.

Item 3.  Source or Amount of Funds or Other Consideration.

Ancora Advisors owns no Shares directly but Ancora Advisors may be deemed to beneficially own (within the meaning of Rule 13(d)(3) of the Securities Exchange Act of 1934) Shares purchased for or transferred to the accounts of investment management clients. Ancora Advisors disclaims beneficial ownership of such shares, except to the extent of its pecuniary interest therein.

Ancora’s private Funds, Merlin Partners, AAMAF LP, Ancora Catalyst LP, their related SPV, series and managed accounts, Ancora Family of Mutual Funds, Employees of Ancora Advisors, LLC and Owners of Ancora Advisors, LLC. have used available and uncommitted cash to purchase shares of the Issuer.

Shares of the Issuer have been accumulated on behalf of clients of Bulldog Investors and Mr. Goldstein.

Item 4.  Purpose of Transaction.

On July 10, 2020, the Bulldog-Ancora Group (the “Group”) announced through a press release (Exhibit A) that it is commencing a tender offer to acquire up to $40 million of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO), for cash at a price per share of 90% of net asset value per share (“NAV”) of PEO at the close of the regular trading session of the New York Stock Exchange on the Expiration Date (the “Pricing Date”) of August 7, 2020, unless extended.

Following consummation of the tender offer, the Group and its affiliates (and their clients), will beneficially own approximately 26% of the outstanding Shares of PEO, assuming Shares valued at $40,000,000 (the maximum amount that the Group is offering to purchase) have been tendered and accepted by the Group.

The tender offer is subject to the terms and conditions set forth in the Offer to Purchase and in the related Letter of Transmittal, both of which are filed as exhibits to the Schedule TO filed by the Group with the Securities and Exchange Commission on July 10, 2020 (the “Schedule TO”). The foregoing description of the tender offer is only a summary, does not purport to be complete and is qualified in its entirety by reference to the Schedule TO and the exhibits thereto. The Schedule TO (SEC File No. 005-12857) is incorporated herein by reference).

Item 5.  Interest in Securities of the Issuer.

The following list sets forth the aggregate number and percentage (based on 29,777,752 Shares of Common Stock outstanding on 3/31/2020 owned beneficially by the Reporting Persons:

Name	No. Of Shares	Percent of Class
Ancora Owners/Employees (1)	0	0
Ancora Funds & Partnerships (2)	2,766,258	9.29
Ancora SMA (3)	1,104,089	3.71
Bulldog Investors, LLC (4)	514,279	1.73
TOTAL	4,384,626	14.73

(1) These Shares are owned by the owners and employees of Ancora Advisors, LLC.

(2) These Shares are owned by the Ancora Family of Mutual Funds and/or Investment Partnerships, including Merlin Partners, the AAMAF LP, and Ancora Catalyst Fund LP, and their related SPV series, for which it is also the General Partner, of which Ancora Advisors acts as the discretionary portfolio manager.

(3) These Shares are owned by investment clients of Ancora Advisors, LLC and include, if applicable, Shares owned by investment clients of the other Ancora RIAs. The Ancora RIAs do not own these Shares directly, but by virtue of the investment management agreements between the Ancora RIAs and their investment clients, each Ancora RIA may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Each applicable Ancora RIA disclaims beneficial ownership of such Shares.

(4) Clients of Bulldog Investors own 483,033 of these shares. Bulldog Investors does not own these Shares directly, but by virtue of the investment management agreements between Bulldog Investors and its clients, Bulldog Investors may be deemed to beneficially own Shares by reason of its power to vote and dispose of such Shares. Bulldog Investors disclaims beneficial ownership of such Shares. Mr. Goldstein directly owns 31,246 shares. Each member of Bulldog Investors disclaims beneficial ownership in any shares not owned directly by him.

Other than as set forth above, there have been no transactions by the reporting persons since the last filing. No person other than the persons referenced herein is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following: Schedule TO dated July 10, 2020, filed by Ancora Advisors LLC and Bulldog Investors, LLC (filed by the foregoing with the Securities and Exchange Commission (SEC File No. 005-12857), and incorporated herein by reference).

Item 7.  Material to Be Filed as Exhibits.

Exhibit A: Press Release

Exhibit A: Press Release

The Bulldog-Ancora Group Commences Tender Offer for $40 Million of Shares of Adams Natural Resources Fund

SADDLE BROOK, N.J. – July 10, 2020 – The Bulldog-Ancora Group, an entity formed by Bulldog Investors, LLC (“Bulldog”) and Ancora Advisors, LLC (“Ancora”), today announced that it is commencing a tender offer to acquire up to $40 million worth of shares of Adams Natural Resources Fund, Inc. (NYSE: PEO), for cash at a price per share of 90% of net asset value per share (“NAV”) of PEO at the close of the regular trading session of the New York Stock Exchange on the Expiration Date (the “Pricing Date”) of August 7, 2020, unless extended. The complete terms of the tender offer are set forth in an Offer to Purchase and related materials as filed with the Securities and Exchange Commission and available at www.icommaterials.com/peo.

Phillip Goldstein, a managing member of Bulldog, commented: “Management previously told shareholders not to tender their shares to us at a 12% discount to NAV. The current discount is about 13%. How will management justify telling shareholders not to tender shares at a 10% discount?”

About Bulldog Investors

Bulldog Investors is an SEC-registered investment advisor that manages Special Opportunities Fund, Inc. (NYSE:SPE), a registered closed-end investment company, and separately managed accounts. Bulldog beneficially holds approximately 1.7% of the outstanding common stock of PEO.

About Ancora Advisors

Ancora Holdings Inc. is the parent company of three SEC-registered investment advisors including Ancora Advisors LLC which manages separately managed accounts, the Ancora Family of Mutual Funds, and private investment funds. Ancora’s clients hold approximately 13% of the outstanding common stock of PEO.

Contact: InvestorCom

John Glenn Grau, (203) 972-9300 ext. 110

jgrau@investor-com.com

13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Ancora Advisors, LLC

/s/ Fredrick DiSanto Fredrick DiSanto

Chairman and Chief Executive Officer Fredrick DiSanto

BULLDOG INVESTORS, LLC

By: /s/ Phillip Goldstein Phillip Goldstein Title: Member

/s/ Andrew Dakos
Andrew Dakos
/s/ Phillip Goldstein
Phillip Goldstein
Dated : July 13, 2020